QKL Stores Inc.
1 Nanreyuan Street
Dongfeng Road
Sartu District
163300 Daqing, P.R. China

March 15, 2011

H. Christopher Owings
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	QKL Stores Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed February 17, 2011
File No. 333-167087

Dear Mr. Owings:

QKL Stores Inc. (“we” or the “Company”) is submitting this correspondence via the EDGAR system in response to verbal comments issued by the Staff of the Securities and Exchange Commission (the “Commission”) on March 3, 2011 (the “Comments”).

Further to the Staff’s Comments, please see the amended footnote 16 to the Selling Stockholders table on page 29 of Amendment No. 4 to the Registration Statement on Form S-1 (file no. 333-167807) filed with the Commission on February 17, 2011 (the “Amended S-1).  We have made corresponding changes to the registration fee table, the cover page of the prospectus contained in the Amended S-1, and on pages 3, 4, 5, 25, 26, 29 and II-2 of the Amended S-1.

We confirm that we expect to report net income for the year ended December 31, 2010.

You may contact our legal counsel, Mitch Nussbaum of Loeb & Loeb LLP, at (212) 407-4159 if you have any questions.

Sincerely,

/s/ Zhuangyi Wang
Zhuangyi Wang
Chief Executive Officer

cc:	Mitchell Nussbaum, Loeb & Loeb LLP